Exhibit 99.1

ANNUAL MEETING OF SHAREHOLDERS
OF STANTEC INC.

THURSDAY, MAY 1, 2008 – 11:00 A.M. MOUNTAIN TIME

EDMONTON, ALBERTA

VOTING RESULTS:

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out matters voted on at the Annual Meeting of Shareholders of Stantec Inc. held on May 1, 2008. Full details of the matters for shareholder action can be viewed by accessing the Management Proxy Circular for the meeting (http://www.stantec.com or http://www.sedar.com).

The Directors of Stantec Inc. (“Stantec”) recommended that Shareholders vote FOR matters 1 and 2 below:

1.	Election of Directors

Each of the 7 nominees listed in the Management Proxy Circular was elected as a Director of Stantec.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Ronald Triffo	21,565,292	99.84%	34,772	0.16%
Robert J. Bradshaw	21,582,025	99.92%	17,846	0.08%
Anthony P. Franceschini	21,575,359	99.89%	24,705	0.11%
Susan E. Hartman	21,578,582	99.90%	21,289	0.10%
Aram H. Keith	21,576,927	99.89%	23,137	0.11%
Robert R. Mesel	21,543,712	99.74%	56,159	0.26%
Ivor M. Ruste	21,559,118	99.81%	40,753	0.19%

2.	Appointment of Auditors named in the Management Proxy Circular

Ernst & Young, Chartered Accountants were appointed as auditors of Stantec until the close of the next annual general shareholders’ meeting and the directors were authorized to fix the remuneration of the auditors.

Votes For	% For	Votes Withheld	% Withheld
21,461,312	99.36%	138,752	0.64%